VIA EDGAR

February 11, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jeffrey Gabor

Re:	Catalyst Biosciences, Inc.
Registration Statement on Form S-3
File No. 333- 228970
Request for Acceleration of Effectiveness

Dear Mr. Gabor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Catalyst Biosciences, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 PM Eastern Time on February 14, 2019, or as soon thereafter as practicable.

Please contact Stephen B. Thau of Morrison & Foerster LLP, counsel to the Company, at (650) 813-5640 should you have any questions or require additional information regarding this request and to notify us that the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

CATALYST BIOSCIENCES, INC.

By:	/s/ Fletcher Payne
Name:	Fletcher Payne
Title:	Chief Financial Officer

cc:	Stephen B. Thau, Morrison & Foerster LLP